EXHIBIT 99.1

Intellipharmaceutics Appoints New CFO

TORONTO, Nov. 10, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs, today announced that it has appointed Mr. Shameze Rampertab as its new Chief Financial Officer effective November 29, 2010.

Mr. Rampertab, a chartered accountant (CA) since 1994, brings public company experience to Intellipharmaceutics, having previously served as the Director, Finance and Secretary-Treasurer for then-public Drug Royalty Corp. Mr. Rampertab also served as health sciences and biotechnology analyst at several investment banking firms including Canaccord Capital, and was until recently a Partner, Healthcare Investment Banking at Loewen Ondaatje McCutcheon Limited (LOM), where he specialized in raising equity funds for life-science companies. Mr. Rampertab received an MBA (1991) and a BSc. (1989) in Molecular Genetics and Molecular Biology, and has substantial expertise with licensing and royalty deals.

CEO Dr. Isa Odidi said of Mr. Rampertab, "We are very pleased to have someone with Mr. Rampertab's very substantial skill-sets join us to help the Company continue to achieve success."

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that the Company believes can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of approval and development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding our ability to maintain the listing of our common stock on NASDAQ and the TSX. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S., including those found in the "Risk Factors" section of our annual information form dated February 26, 2010, and our form 20-F dated November 30, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Intellipharmaceutics International Inc.
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com